

January 16, 2013

<u>Via Email</u>
Mark A. Floyd
Chief Executive Officer
Cyan, Inc.
1383 N. McDowell Blvd., Suite 300
Petaluma, CA 94954

> **Re: Cyan, Inc.**
> **Confidential Draft Registration Statement on Form S-1**
> **Submitted December 20, 2012**
> **CIK No. 1319636**

Dear Mr. Floyd:

We have reviewed your confidential draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended confidential draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended confidential draft registration statement or filed registration statement, we may have additional comments.

<u>General</u>

1.   We note your disclosure on page 34 that, as an emerging growth company, you do not intend to opt out of the extended transition period for complying with new or revised accounting standards under Section 107(b) of the Jumpstart Our Business Startups Act but that you will confirm your irrevocable decision at a later date. Please be advised that you should have confirmed your election in your initial confidential submission of the registration statement. Please disclose your irrevocable election in your next amendment. In addition, provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. State in your risk factor that, as a result of this election, your financial statements may not be comparable to those of companies that comply with public company effective

dates. Include a similar statement in your critical accounting policy disclosures. See Question 13 of the Jumpstart Our Business Startups Act Frequently Asked Questions, available on our website.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

3. We will process your amendments without price ranges. Since the price range you select will affect disclosure in several sections of the filing, we will need sufficient time to process your amendments once a price range is included and the material information now appearing blank throughout the document has been provided. The effect of the price range on disclosure throughout the document may cause us to raise issues on areas not previously commented on.

4. We note your inside front cover graphics. The graphics you elected to include give prominence to your Blue Planet platform, though this platform has generated an immaterial amount of your revenues and was released only one month ago. In addition, it is unclear from the graphics alone what the computer shots represent. Please consider revising the inside front cover graphic to address these concerns. For guidance, refer to the Securities Act Forms Compliance and Disclosure Interpretations Question 101.02, available on our website at http://www.sec.gov/divisions/corpfin/guidance/safinterp.htm.

Prospectus Summary, page 1

5. It appears that portions of your summary, such as the overview, industry background and strategy sections, are unnecessarily repetitive. Please review and revise the summary to avoid repetitive disclosure and to limit your disclosure to those matters that are key to your offering. Refer to Item 503 of Regulation S-K.

6. Please briefly describe such terms as "broadband backhaul," "wireless backhaul" and "metroWDM." In addition, some of your business descriptions rely on business jargon not readily understood by persons not already familiar your business. Examples of such terms include, without limitation, "Ethernet services edge routing," "access aggregation," and "packet-optimal equipment." While we note you have provided descriptions of several such terms in the business section of the prospectus, the summary is subject to the plain English requirements of Rule 421(d) of Regulation C and should be readily understood without reference to defined terms located elsewhere in your document.

7. Please disclose the actual release date of your Blue Planet platform, which you state elsewhere was as recently as December 2012, and clarify that the Blue Planet platform

has an unproven revenue model that has generated an immaterial amount of your revenue for your business. In addition, disclose here that you have historically generated substantially all of your revenue from the sale of your Z-Series platforms. To the extent that the Blue Planet platform signals a shift in direction of your business, this should be discussed as well.

Industry and Market Data, page 38

8.   You state that potential investors should not place "undue weight" on the information in the industry publications and reports you present. You have provided industry and market data to assist investors in understanding your industry, business and potential market. As presented, this data receives fairly prominent discussion in your prospectus. Please clarify what "undue weight" means in this context or revise your statement to remove any implication that investors may not rely on the statistical data that you have provided.

Use of Proceeds, page 39

9.   To the extent known, expand your disclosure regarding the use of proceeds to discuss the amounts that you may use for the expansion of your sales organization, overseas expansion, and expansion of your solutions. This section does not require disclosure of definitive plans and it is acceptable to discuss preliminary plans.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 46

10.   Please consider expanding your overview discussion to address material opportunities, uncertainties, risks and challenges facing the company, and how management intends to address these issues. For example, we note from your disclosure on page 22 that a significant portion of your revenue was attributable to sales to IOCs and other service providers that used government-supported loan programs or grants. You further indicate that changes to or elimination of these programs are likely and may substantially reduce or curtail future purchases of your solutions. As another example, we note that your most significant customer, Windstream Corporation, has publically announced its intention to reduce its overall capital expenditures in 2013, which may reduce your future revenues from this customer. Tell us what consideration you gave to including both a quantitative and qualitative discussion of these potential trends and uncertainties facing the company, such as quantifying the extent to which Windstream expects to reduce its overall capital expenditure in 2013. We refer you Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Results of Operations, page 51

11.   We note several instances in which your discussion of the results of operations does not quantify sources of material changes. For example, you disclose on page 52 that

revenues for the nine months ended September 30, 2012 increased by 141% due to increased product shipment volume to new and existing customers and a shift in product mix. Where a material change is attributed to two or more factors, including any offsetting factors, the contribution of each identified factor should be described in quantified terms. Further, it is unclear the extent to which revenues were derived from existing versus new customers. In this respect, we note your disclosure elsewhere in the prospectus that 90% of your customers place additional orders following the initial deployment. See Item 303(a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835. Please revise your disclosures accordingly.

Comparison of the Nine Months ended September 30, 2011 and 2012

Cost of Revenue, Gross Profit and Gross Margin, page 53

12.   Tell us what consideration you gave to disclosing the extent to which your increase in gross margin is a result of efficiencies versus a shift in product mix from line cards that are more focused on pure optical transport to line cards with packet-handling capabilities. See Item 303 (a)(3)(iii) of Regulation S-K and Section III.D of SEC Release No. 33-6835.

Operating Expenses, page 53

13.   We note that throughout your operating expenses discussion you attribute the change in various operating expenses to fluctuations in headcount. Please tell us what consideration you gave to quantifying the fluctuations in headcount. In this regard, it may be beneficial to provide comparative headcount data to assist in explaining significant fluctuations related to changes in personnel levels. We refer you to Section III. D of SEC Release 33-6835. Please also provide the same disclosure for your increase in operating expenses for 2011 compared to 2012.

Critical Accounting Policies and Estimates

Stock-Based Compensation

Common Stock Valuations, page 67

14.   When determined, please tell us your proposed IPO price, when you first initiated discussions with underwriters and when the underwriters first communicated their estimated price range and amount for your stock.

15.   Please revise to disclose the market multiples you have used to determine the value of your common stock as of each valuation date.

16.   Please revise to disclose the factors you considered in determining your peer group companies. For instance, you should more clearly describe how you selected comparable companies whether based on industry, size, revenue multiples and/or growth rates. Also,

please clarify whether the same set of peer group companies are used in all the relevant valuation estimates, including stock options, common stock or inputs to other valuations such as the discount rate.

17.   We note your fair valuation determination relied upon the average of the income and market approaches to arrive at a business enterprise value. Please disclose the factors you considered in using an equal weighting of the income approach and the market approach as of each valuation date.

18.   We note your disclosure relating to the valuations for July, August and September 2012 where you state "[w]e also utilized a 25% discount rate for the DCM income calculation, increased from the prior period as a result of improved economic outlook…." Please clarify how an improved economic outlook resulted in an increase in the discount rate.

19.   Please explain further how you applied the straight-line calculation in determining the fair value of your common stock at each option grant date. In this regard, please provide us with the fair value of your common stock at each quarter-end and describe the methodologies and assumptions used to determine such amounts. Then provide the calculations that support how you applied the values determined at each quarter-end to arrive at the estimated fair value of your common stock at each option grant date.   In addition, you state that the straight-line calculation provided a reasonable basis for fair valuing your common stock for options granted between quarters as you "did not identify any single event that occurred during this interim period that would have caused a material increase or decrease in fair value." Please clarify how you considered the significant revenue growth in the second quarter of 2012 in your straight-line calculations.

20.   When the estimated IPO price is known and included in your registration statement, please revise your disclosure to include a discussion of each significant factor contributing to the difference between the fair value of the underlying stock as determined for your most recent valuation date and the midpoint of your IPO offering range. The disclosure should fully describe the assumptions utilized at the IPO valuation date that are significantly different than those used in the most recent valuation.

21.   Consider revising your disclosure to include the intrinsic value of all outstanding vested and unvested options based on the difference between the estimated IPO price and the exercise price of the options outstanding as of the most recent balance sheet date included in the registration statement. In view of the fair-value-based method of FASB ASC 718, disclosures appropriate to fair value may be more applicable than disclosures appropriate to intrinsic value.

Business, page 72

22.   Please provide support for the assertion on page 4 and 79 that you are a "leading" provider of open, multi-vendor carrier-grade networking solutions. Also, provide support

for your statements that you have introduced the "industry's first carrier-grade software-defined networking solution."

23.   With respect to all third-party statements in your prospectus -- such as market data by ACG Research, Gartner, Inc. and International Data Corporation -- please provide us with the relevant portion of the industry research reports you cite. To expedite our review, please clearly mark each source to highlight the applicable portion of the section containing the statistic, and cross-reference it to the appropriate location in your prospectus. Also, please tell us whether any of the reports were prepared for you or in connection with the offering.

24.   We note that you have included both here and in the summary section a selected list of customers. Please disclose the criteria you used in selecting the customers you identified by name so investors can understand their significance to you. Indicate the percentage of your revenues each customers represents.

25.   Please tell us what consideration you have given to disclosing your backlog. See Item 101(c)(1)(viii) of Regulation S-K. In this regard it would appear that unfilled orders or contractual commitments to purchase should be considered backlog, even if cancellable.

Manufacturing, page 89

26.   Please disclose the material terms of your agreement with Flextronics International Ltd., including but not limited to the duration of the contract, termination provisions, and the rights and obligations of the parties.

Management

Executive Officers, page 93

27.   Please provide a chronologically complete description of the business experience for Mark A. Floyd during the past five years. In this regard, Mr. Floyd's business experience from 2007 through 2009 is unclear. See Item 401 of Regulation S-K.

Executive Compensation, page 100

28.   We note your disclosure that your principal executive officer was the only named executive officer for fiscal year 2011. Please note that Item 402(a)(3)(ii) of Regulation S-K requires executive compensation disclosure of all persons serving as the company's principal financial officer or acting in a similar capacity during the completed fiscal year. Please identify the person who served in this capacity and provide the required disclosure.

29.   In addition, note that Item 402 of Regulation S-K requires executive compensation disclosure for the last completed fiscal year. Please update this section to include executive compensation information for the named executive officers in fiscal year 2012

in addition to the information presented for fiscal year 2011. Refer to Instruction 1 of Item 402(c) of Regulation S-K. Please revise accordingly.

Certain Relationships, Related Party and Other Transactions, page 108

30.   We note that two of your principal shareholders, Azure Capital Partners and Norwest Venture Partners, have representatives on the board of directors. Please disclose this relationship in this section and explain whether this arrangement is pursuant to an agreement, written or otherwise.

Principal Stockholders, page 111

31.   Please expand the disclosure in the footnotes to the table on page 111 to indicate the number of Series A, Series B, Series C, Series D, Series E and Series F redeemable convertible preferred shares held by each of the executive officers and directors, holders of more than five percent of the shares, and the selling shareholders.

Description of Capital Stock, page 114

32.   Please expand this section to include the conversion provisions of your redeemable convertible preferred stock that are currently outstanding including the conversion rates of each series of preferred stock and the conditions under which they will convert. In this regard, we note that the disclosure throughout the prospectus assumes the automatic conversion of all outstanding shares of redeemable convertible preferred stock into shares of common stock, but the conversion occurs upon either: (i) the closing of a public offering of common stock with proceeds to the company of at least $50 million and in which the pre-money valuation of the company is not less than $300 million; or (ii) the written consent or agreement of the holders of the majority of the then-outstanding shares of redeemable convertible preferred stock. Tell us, with a view toward disclosure, whether the conversion will occur upon the closing of the initial public offering or you will need to seek the written consent or agreement of the holders of the preferred stock.

Consolidated Financial Statements

Consolidated Statements of Operations, page F-4

33.   We note from your disclosure on page F-11 that in certain cases your products are sold along with services, which include installation, training, remote network monitoring services, post-sales software support, SaaS based subscriptions and/or extended warranty services. We further note your break out of deferred revenue by product and services on page F-18. Tell us how you considered Rule 5-03(b)(1) and (2) of Regulation S-X to separately disclose product and service revenue and their respective costs on the face of your consolidated statements of operations.

Notes to Consolidated Financial Statements

Note 1. Organization and Significant Accounting Policies

Credit Risk and Concentrations, page F-9

34.   We note your disclosure that you have no allowance for doubtful accounts as of
        September 30, 2012. Further, it appears that your days sales outstanding increased from
        approximately 58 days as of December 31, 2011 to approximately 73 days as of
        September 30, 2012, while your payment terms are generally net 30 days.   Tell us how
        you considered providing an analysis of days sales outstanding in your liquidity
        disclosures for each period presented. We refer you to Item 303(a)(1) of Regulation S-K.
        Also, please tell us the dollar amount of accounts receivable write-offs during each period
        presented and tell us how you considered these write-offs and the increase in days sales
        outstanding in determining the adequacy of your allowance for doubtful accounts.

Revenue Recognition, page F-10

35.   We note that to the extent the stated contractual prices agree to your estimated selling
        price on a standalone basis, the allocation of consideration in your multiple-element
        arrangements is based on the stated contractual prices. Tell us what percentage of your
        revenue is allocated on this basis. Also, please explain further your statement that if the
        stated contractual price for any deliverable is outside a narrow range of the estimated
        selling price on a standalone basis, the allocation is adjusted using the relative-selling-
        price method and specifically tell us what you mean by "outside a narrow range."

36.   We note your disclosure that, in general, the company's products and services qualify as
        separate units of accounting. Please tell us what factors you considered in determining
        that your installation services have standalone value. We refer you to the guidance in
        ASC 605-25-25-5.

37.   Please clarify whether your software-as-a-service based subscription services include set-
        up fees. If so, tell us whether these set-up services have standalone value and describe
        the factors you considered in making this determination. If the set up fees do not have
        standalone value, please clarify over what period you recognize the set-up fees and tell us
        how you determine the amount to defer for such fees.

38.   We note your disclosure that post-sales software support revenue and extended warranty
        services revenue are deferred and recognized ratably over the period during which the
        services are to be performed. Please clarify whether these include separately priced
        warranty contracts. If so, please clarify how your accounting policy for recognizing
        warranty expenses, described on page F-13, complies with the provisions in ASC 605-20-
        25-4.

39.   We note your disclosure on page 88 that you are continuing to build your network of
        channel partners through which you expect to make a substantial portion of your

international sales in future periods. Please clarify your accounting policies for sales made to distributors or resellers. That is, please clarify whether you use the "sell-in" or the "sell-through" method of accounting and the factors you considered in making this determination. Also, tell us whether you offer your resellers any concessions such as rights of return or price protection and if so, tell us how you account for such contingencies.

Note 8. Common Stock

Employee Stock Options, page F-23

40.   We note your disclosure on page 99 that the vesting of certain options will accelerate in the event the company consummates a change in control transaction. Please tell us whether the vesting for any of your outstanding options accelerates upon effectiveness of an initial public offering. If so, tell us what consideration you gave to disclosing this information, your accounting policies for recognizing compensation expense relating to these awards, and any unrecognized compensation expense that will be recognized upon effectiveness of an initial public offering. Further, tell us what consideration you gave to including the effects of these awards in your pro forma presentations on pages 40, 44 and F-26.

Note 13. Segment Information, page F-30

41.   We note your disclosure that the Chief Executive Officer reviews financial information presented on a consolidated basis, accompanied by information about revenue by product line for purposes of allocating resources and evaluating financial performance. Tell us what consideration you gave to disclosing revenues for each product and service or each group of similar products and services as required by ASC 280-10-50-40.

Signatures

42.   Please indicate the persons who are signing the registration statement in the capacity of principal financial officer and controller or principal accounting officer. Refer to the instructions to the signatures of Form S-1.

Exhibits

43.   We note that you have not yet submitted some of the exhibits. We will review those exhibits as they are submitted, but you should provide us with a reasonable amount of time for review.

44.   We note that you intend to request confidential treatment for portions of Exhibit 10.5. Be advised that we will review the application and provide comments separately. Any such comments will need to be resolved prior to the effective date of the registration statement.

General

      If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

      Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

      You may contact Laura Veator, Staff Accountant, at (202) 551-3716 or Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jan Woo, Attorney-Advisor, at (202) 551-3453, or in her absence the undersigned at (202) 551-3457 with any other questions. If you need further assistance, please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735

                        Sincerely,

                        /s/ Maryse Mills-Apenteng

                        Maryse Mills-Apenteng
                        Special Counsel

cc: Via Email
       David J. Segre
       Wilson Sonsini Goodrich & Rosati